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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-38872


                               PET QUARTERS, INC.

                              Prospectus Supplement
                       (To Prospectus Dated July 10, 2000)

         You should read this prospectus supplement and the related prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

         On September 1, 2000, we sold 750,000 shares of our common stock to Splendid Rock Holdings, Ltd. for a price of $.80 per share pursuant to the equity line of credit agreement between us. These purchases resulted in aggregate proceeds of approximately $562,500 being paid and released from escrow to us by Splendid Rock Holdings, Ltd. Ladenburg Thalmann & Co., Inc. received $36,000 as a placement fee in connection with this drawdown. In addition, we are required to pay certain other fees and expenses in connection with the sale.

         The attached prospectus relates to the issuance by Pet Quarters, Inc. of up to 4,242,349 shares of common stock of Pet Quarters, Inc., and the resale of up to 9,451,384 shares of common stock, from time to time, by the selling stockholders listed on page 33 of the attached prospectus. Of the 13,693,733 shares of common stock offered thereby:

o 2,758,112 shares may be issued to persons who hold PetQuarters Series A Convertible Preferred Stock, upon conversion of the preferred stock into common stock;

o 1,484,237 shares may be issued to persons upon the exercise of warrants to purchase common stock;

o 3,727,586 shares may be offered and sold by certain persons who currently own PetQuarters common stock;

o 723,798 shares may be offered and sold by AMRO International, S.A., which may be issued upon conversion of a 6% Convertible Debenture currently held by AMRO; and

o 5,000,000 shares may be offered and sold by Splendid Rock Holdings, Ltd., which will receive common stock pursuant to our equity line of credit agreement with Splendid Rock Holdings.

         We expect to use the proceeds of this sale of common stock under the equity line of credit agreement to reduce debt and for general corporate purposes. We will not receive any of the proceeds from the sale of the shares by Splendid Rock.

         THE DATE OF THIS PROSPECTUS SUPPLEMENT IS SEPTEMBER 5, 2000.


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                                 CAPITALIZATION

         The following table sets forth our capitalization as of March 31, 2000:
(i) on an actual basis; and (ii) on a proforma basis to reflect the acquisition of WeRPet.com, Chartendure, and AllPets.com, the $1,000,000 Convertible Debenture issued on May 5, 2000, the issuance of 34,642 Series A Convertible Preferred Stock, additional debt of $400,000 and the issuance of 750,000 shares of Common stock on September 1, 2000 pursuant to the March 15, 2000 equity line of credit agreement.

                                               March 31, 2000
                                               ---------------   ------------
                                                   Actual         Pro Forma
                                                ------------    ------------
Notes and Capital Leases Payable                $  4,926,079    $  2,598,754
Stockholders Equity:
          Preferred Stock:  $100.00 par value
          10,000,000 authorized
            34,642 outstanding                            --    $  3,464,200
          Common stock:  $0.001 par value
            40,000,000 authorized
            13,369,613 outstanding              $     13,370    $     19,958
Additional Paid-in-Capital                      $ 13,459,064    $ 26,449,417
Accumulated Deficit                             ($ 9,323,124)   ($ 9,323,124)
Stock Compensation                              ($   199,920)   ($   199,920)
                                                ------------    ------------
          Total Stockholders Equity             $  3,949,390    $ 20,410,531
                                                ------------    ------------
          Total Capitalization                  $  8,875,469    $ 23,009,285
                                                ============    ============